FOR IMMEDIATE RELEASE

CONTACTS:

       Robert G. Schatz                      Patrick J. Haveron, CPA
       President/CEO                         Executive Vice President/CFO
       North East Insurance Company          Motor Club of America
       P.O. Box 1418                         95 Route 17 South
       Scarborough, Maine 04070-1418         Paramus, New Jersey 07653
       Tel - 207/883-2232                    Tel - 201/291-2112
                                             E-Mail - phaveron@motr.com



                 MOTOR CLUB OF AMERICA TO ACQUIRE
                   NORTH EAST INSURANCE COMPANY

     PARAMUS, NEW JERSEY AND SCARBOROUGH, MAINE, January 26, 1999 --
MOTOR CLUB OF AMERICA, a property and casualty insurance holding company (NASDAQ: MOTR), and NORTH EAST INSURANCE COMPANY, a property and casualty insurer (NASDAQ: NEIC), today announced that the respective companies have reached a non-binding agreement in principle for MOTR to acquire NEIC through a merger.

     The agreement provides that NEIC shareholders will receive, at their individual election, (a) $3.30 per share in cash per common share of NEIC,
(b) one common share of MOTR for each 5.25 shares of NEIC common, or
(c) a combination thereof. If shareholders in the aggregate elect to exchange more than 50% of their shares for MOTR stock, there will be a proration mechanism to reduce the aggregate percentage to 50%.

     The agreement in principle is subject to customary conditions, including negotiation, execution and delivery of a definitive merger agreement, and mutually satisfactory due diligence and documentation. Among other conditions, the transaction would also require state regulatory approvals, final approval by the Boards of Directors of both companies, and approval by the vote of the MOTR shareholders and of the NEIC shareholders.

     Stephen A. Gilbert, President and CEO of Motor Club of America, said,
"We believe the transaction with North East offers our Company an excellent opportunity to begin the successful execution of our strategy to diversify outside the State of New Jersey. It also provides North East shareholders with the opportunity to share in the future success of the combined Companies going forward. We feel this transaction will enhance North East's results while enabling it to retain its unique identity. We look forward to working with the employees and agents of North East in building a prosperous future for both Companies."

     North East President Robert G. Schatz said, "This transaction offers our shareholders a significant premium for their shares and offers our policyholders and agents the advantages of affiliation by North East with a larger and stronger insurer."

     The companies anticipate entering into a definitive merger agreement in the
near future.   Under that agreement, North East would become a wholly-owned subsidiary of Motor Club of America, thereby joining the ranks of Motor Club of America Insurance Company and Preserver Insurance Company. Although controlled by new owners, North East's operations will continue to be managed locally. Gilbert said, "We have been very impressed with the quality of North
East's management team and employees. We expect job loss to be minimal and hope that North East employees will choose to remain with us after the acquisition. In particular, as part of this transaction, we are pleased to confirm that Ronald A. Libby would stay on as Chief Operating
Officer of North East. From the standpoint of policyholders and agents, this merger should assure a stronger and better-rated North East."

     In connection with this transaction, North East announced that it has terminated the rights offering to its shareholders for common stock of the company.

     Cochran, Caronia & Co. is serving as financial advisor to Motor Club of America. Sandler, O'Neill & Partners, L.P. is serving as financial advisor to North East.

     Motor Club of America is a property and casualty insurance holding company for Motor Club of America Insurance Company, which writes personal automobile insurance, and Preserver Insurance Company, which writes small commercial and homeowners insurance. Both subsidiaries are rated B+ (Very Good) by A.M. Best, a widely recognized insurance rating and information service.

     North East Insurance Company is a property and casualty insurer located in Scarborough, Maine. North East is rated B- (Fair) by A.M. Best. Its common stock has been publicly traded since 1981.


       THIS NEWS RELEASE IS ALSO AVAILABLE AT WWW.MOTR.COM

                              ######